UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

AFFIMED N.V.

On May 20, 2021, Affimed N.V. (the “Company”) issued a press release announcing its 2021 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

In addition, Mr. Ferdinand Verdonck, J.D. advised the Company that he will resign from his position as a member of the Supervisory Board of the Company, ending his service as a supervisory director of the Company prior to the 2021 Annual General Meeting of Shareholders, on June 14, 2021. Our Supervisory Board has been advised by Mr. Verdonck that such decision is not due to any disagreement with the Company. Our Supervisory Board thanks Mr. Verdonck for his dedication and contributions to the Company.

In replacement of Mr. Verdonck, the Supervisory Board, on the recommendation of the nominating and corporate governance committee, intends to nominate Mrs. Uta Kemmerich-Keil for appointment as a supervisory director for a term ending at the end of the annual general meeting to be held in 2024. The nomination of Mrs. Kemmerich-Keil will be made in accordance with article 7.6.2 of the Company’ articles of association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, May 20, 2021.

AFFIMED N.V.

By:	/s/Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 20, 2021

99.2	Invitation convening the annual general meeting of shareholders

99.3	English language translation of notice convening the annual general meeting of shareholders

99.4	Agenda including explanation

99.5	Powers of attorney

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